Cantor Fitzgerald & Co.
499 Park Avenue

New York, New York 10022

March 7, 2017

VIA EMAIL & EDGAR

U.S. Securities and Exchange Commission

Office of Consumer Products

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Matlin & Partners Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333- 216076)

Dear Ms. Ransom:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and as representative of any other underwriters, hereby joins the request of Matlin & Partners Acquisition Corporation that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on March 9, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 1, 2017:

(i)	Dates of distribution: March 1, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 1

(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: approximately 135

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CANTOR FITZGERALD & CO.

Acting severally on behalf of themselves and the

several Underwriters

Cantor Fitzgerald & Co.

By:	/s/ Shawn P. Matthews
Name: Shawn P. Matthews
Title: CEO

[Signature Page to Acceleration Request Letter]